

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2013

Via E-mail
Drew Massey
President and Chief Executive Officer
maniaTV Inc.
8335 Sunset Boulevard
West Hollywood, California 90069

> **Re: maniaTV Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 5, 2013**
> **File No. 333-185270**

Dear Mr. Massey:

We have reviewed the above-referenced filing and the related response letter and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 8, 2013.

Consolidated Financial Statements

Notes to Financial Statements

Note 1. Organization, Operations and summary of Significant Accounting Policies

Revenue Recognition, page F-8

1.   We note that you removed disclosure regarding the net presentation of revenues. Please revise your disclosure to describe your accounting policies regarding the net presentation of revenues. In this regard, clarify the services being performed, that the company establishes pricing, and identify the primary obligor for providing the services.

2.   In your response to prior comment 5 you indicate that the advertising networks effectively act as brokers between the company and advertising agencies placing advertisements. Considering that the advertising networks merely act as brokers, please explain why you believe the advertising network is your customer. Describe more fully the terms of the arrangements with the advertising networks, including whether the advertising networks purchase the advertising space on a committed basis.

3.   In your response to prior comment 5 you state that the advertising network is the obligor in these transactions. Please explain your basis for this determination, including your consideration of the service being provided, which appears to be displaying advertisements on your web-site.

You may contact Joyce Sweeney at (202) 551-3449, Staff Accountant or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202-551 3456 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Email
       Jon D. Sawyer, Esq.
       Jin, Schauer & Saad LLC